PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance




05009737

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

July 11, 2005

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated July 11, 2005 : " Mitsubishi Motors and PSA Peugeot Citroën Sign Cooperation Agreement on All-New SUVs "

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

File No 82-3531


MITSUBISHI MOTORS

PSA PEUGEOT CITROËN

Press Information

Mitsubishi Motors and PSA Peugeot Citroën Sign Cooperation Agreement on All-New SUVs

Paris, July 11, 2005 - Takashi Nishioka, Chairman of Mitsubishi Motors Corporation and Jean-Martin Folz, CEO of PSA Peugeot Citroën, today signed the final cooperation agreement between their two companies concerning all-new SUVs.

The agreement plans the annual production in Japan of 30,000 units for PSA Peugeot Citroën's needs, based on a Mitsubishi Motors' platform currently under development.

To be launched in Europe in 2007, the new high-end SUVs will be well equipped with top-of-the-line comfort, handling and safety features. The Peugeot and Citroën models will be powered by Mitsubishi Motors' newly developed gasoline engines with aluminum cylinder block and with PSA Peugeot Citroën's latest-generation HDi diesel engines equipped with particulate filters. These fuel-efficient, low emissions diesels will deliver remarkable environmental performance.

In Japan, the Mitsubishi-branded model will be launched in autumn this year. In Europe, the models of the three brands Peugeot, Citroën and Mitsubishi (European version) will be unveiled at the 2007 Geneva Auto Show.

Designed with specific styles for Peugeot and Citroën, the new SUVs will broaden the Peugeot and Citroën product ranges and will enable the two brands to reach new customers by entering an expanding market segment. This project will target at European markets and countries where European-type cars are in circulation.

For Mitsubishi Motors, the additional volume for PSA Peugeot Citroën will enable the company to raise capacity utilization rates and to improve productivity. The company expects that this agreement would help accelerate the efforts to achieve the targets mapped out in the Mitsubishi Motors Revitalization Plan.

With this cooperation, Mitsubishi Motors and PSA Peugeot Citroën pursue a "win-win" strategy between collaborative partners.